For the Annual General Meeting of the Company to be held at: Time: 9.00am (Melbourne time, AEDT) Date: Tuesday, 10 November 2026 Place: MinterEllison Collins Arch, Level 20 447 Collins Street Melbourne Victoria 3000 Notice of Annual General Meeting and Explanatory Memorandum Mesoblast Limited ABN 68 109 431 870 THIS IS AN IMPORTANT DOCUMENT If you are in doubt as to what to do with this document, please immediately see your legal adviser, financial adviser or stockbroker. Exhibit 99.2

Mesoblast Limited – Notice of Annual General Meeting 2026 1 Notice of Annual General Meeting Notice is given that the Annual General Meeting (AGM) of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held at 9.00am (Melbourne time, AEDT) on Tuesday, 10 November 2026 for the purpose of considering and, if thought fit, passing the resolutions set out below (Notice). Venue The Company will conduct an AGM with shareholders able to attend in person at MinterEllison, Collins Arch, Level 20, 447 Collins Street, Melbourne Victoria 3000. Viewing the AGM online The Company encourages shareholders and proxy holders to participate in the AGM in person. In recognition that this may not be feasible for all shareholders, shareholders may view the AGM online at https://meetings.openbriefing.com/MSB26. If shareholders are viewing the AGM by webcast, we recommend logging onto our online platform at least 15 minutes prior to the scheduled start time for the AGM by entering https://meetings.openbriefing.com/MSB26 into a web browser address bar on your computer or online device. Shareholders will need their Securityholder Reference Number (SRN) or Holder Identification Number (HIN), which is printed at the top of their personalised proxy appointment form, in order to log in to the online platform. Further information on how to view the AGM via webcast is set out in the Audio Webcast Guide available at https://mesoblast.com/agm2026. Shareholders will not be able to submit their votes or submit questions through the webcast platform. Shareholders planning on viewing the AGM online instead of attending in person should submit their votes prior to the AGM – detailed instructions on this are set out in this Notice in the section titled “Information on voting, proxies, corporate representatives and attorneys”. In addition, shareholders may submit their questions before the meeting – detailed instructions on this are set out in this Notice in the section titled “Asking questions”. Voting Shareholders may vote by either: • attending the AGM in person; or • appointing a proxy. Detailed instructions on the above options are set out in this Notice in the section titled “Information on voting, proxies, corporate representatives and attorneys”. Asking questions A discussion will be held on all Items to be considered at the AGM. Shareholders attending the AGM in person will have a reasonable opportunity to ask questions during the AGM, including an opportunity to ask questions of the Company’s external auditor. To ensure that as many shareholders as possible have the opportunity to speak, shareholders are requested to observe the following: • all shareholder questions should be stated clearly and should be relevant to the business of the AGM, including matters arising from the Annual Report, Directors’ Report (including the Remuneration Report) and Auditor’s Report, and general questions about the performance, business or management of the Company; • if a shareholder has more than one question on an Item, all questions should be asked at the one time; and • shareholders should not ask questions at the AGM regarding personal matters or those that are commercial in confidence. Shareholders may register questions in advance of the AGM and are invited to do so. A Shareholder Question Form has been sent to shareholders and is also available on the Company’s website: https://mesoblast.com/agm2026. We will attempt to address the more frequently asked questions in the Chair and Chief Executive’s presentations at the AGM. Written questions must be received by MUFG Corporate Markets Limited by 5.00pm (Melbourne time, AEDT) on Tuesday, 3 November 2026, and can be submitted online, by mail, by fax or in person (as set out on the top of the Shareholder Question Form).

2 Mesoblast Limited – Notice of Annual General Meeting 2026 ITEMS OF BUSINESS Please note that additional information concerning the resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice. 1. Receipt and Consideration of Financial Statements and Reports To receive and consider the financial statements of the Company and the reports of the Directors and auditor for the year ended 30 June 2026, as set out in the Company’s 2026 Annual Report. 2. Adoption of the Remuneration Report To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Remuneration Report (which forms part of the Company’s 2026 Annual Report) for the financial year ended 30 June 2026 be adopted.” The vote on this Item is advisory only and does not bind the directors of the Company (Directors) or the Company. Voting exclusions apply to Item 2 – please see the Voting Exclusions section on pages 5 and 6. 3. Re-election of Mr Philip Facchina as a Director To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That Mr Philip Facchina, a Director retiring from office in accordance with clause 65.1 of the Company’s constitution, is re-elected as a Director of the Company.” 4. Election of Mr Jon Voigtman as a Director To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That Mr Jon Voigtman, having been nominated by a shareholder as a Director in accordance with clause 66.1 of the Company’s constitution, is elected as a Director of the Company in accordance with clause 63.1 of the Company’s constitution, immediately after the end of the meeting.” 5. Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu (LTI and STI) To consider and, if thought fit, pass the following resolutions, each as an ordinary resolution: a) Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Long-Term Incentive Remuneration for the 2026/2027 Financial Year “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes, the grant to Dr Silviu Itescu (being the Chief Executive Officer and Managing Director of the Company) of 1,950,000 options (and the issue of any shares resulting from the exercise of the options), as the long-term incentive component of Dr Itescu’s remuneration for the 2026/2027 financial year, under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting.” b) Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Short-Term Incentive Remuneration for the 2025/2026 Financial Year “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes, the grant to Dr Silviu Itescu (being the Chief Executive Officer and Managing Director of the Company) of 559,900 options (and the issue of any shares resulting from the exercise of the options), as part of the short-term incentive component of Dr Itescu’s remuneration for the 2025/2026 financial year, under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting.” Voting exclusions apply to Items 5a) and 5b) – please see the Voting Exclusions section on pages 5 and 6.

Mesoblast Limited – Notice of Annual General Meeting 2026 3 6. Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose, in Connection with his Long-Term Incentive Remuneration for the 2026/2027 Financial Year To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes, the grant to Dr Eric Rose (being the Chief Medical Officer and an executive Director of the Company) of 820,000 options (and the issue of any shares resulting from the exercise of the options), as the long-term incentive component of Dr Rose’s remuneration for the 2026/2027 financial year, under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting.” Voting exclusions apply to Item 6 – please see the Voting Exclusions section on pages 5 and 6. 7. Approval of the Mesoblast Limited Restricted Stock Unit Plan for the Purposes of Listing Rule 7.2 (Exception 13) and the definition of employee share buy-back To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That, for the purposes of ASX Listing Rule 7.2 (Exception 13), the Corporations Act definition of ‘employee share buy-back’ and for all other purposes, shareholders approve the grant of Restricted Stock Units under the Company’s Restricted Stock Unit Plan and also approve that Plan (a summary of which Plan is set out in the Explanatory Memorandum accompanying and forming part of the Notice of this Meeting) as an exception to ASX Listing Rule 7.1.” Voting exclusions apply to Item 7 – please see the Voting Exclusions section on pages 5 and 6. 8. Approval of Proposed Issue of Restricted Stock Units to Non-Executive Directors To consider and, if thought fit, pass the following resolutions, each as an ordinary resolution: a) Approval of Proposed Issue of Restricted Stock Units to Mr Philip Facchina “Subject to the passing of the resolution in Item 7, that the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes, the issue to Mr Philip Facchina, being the Chair of the Company, of 134,259 Restricted Stock Units (including any shares issued on the vesting of such Restricted Stock Units) under and in accordance with the Company’s Restricted Stock Unit Plan and on the basis described in the Explanatory Memorandum accompanying and forming part of the Notice of this Meeting.” b) Approval of Proposed Issue of Restricted Stock Units to Ms Lyn Cobley AM “Subject to the passing of the resolution in Item 7, that the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes, the issue to Ms Lyn Cobley AM of 134,259 Restricted Stock Units (including any shares issued on the vesting of such Restricted Stock Units) under and in accordance with the Company’s Restricted Stock Unit Plan and on the basis described in the Explanatory Memorandum accompanying and forming part of the Notice of this Meeting.” c) Approval of Proposed Issue of Restricted Stock Units to Ms Jane Bell AM “Subject to the passing of the resolution in Item 7, that the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes, the issue to Ms Jane Bell AM of 134,259 Restricted Stock Units (including any shares issued on the vesting of such Restricted Stock Units) under and in accordance with the Company’s Restricted Stock Unit Plan and on the basis described in the Explanatory Memorandum accompanying and forming part of the Notice of this Meeting.” d) Approval of Proposed Issue of Restricted Stock Units to Dr Gregory George “Subject to the passing of the resolution in Item 7, that the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes, the issue to Dr Gregory George of 134,259 Restricted Stock Units (including any shares issued on the vesting of such Restricted Stock Units) under and in accordance with the Company’s Restricted Stock Unit Plan and on the basis described in the Explanatory Memorandum accompanying and forming part of the Notice of this Meeting.” ITEMS OF BUSINESS

4 Mesoblast Limited – Notice of Annual General Meeting 2026 e) Approval of Proposed Issue of Restricted Stock Units to Mr Jon Voigtman “Subject to, and conditional on, the passing of the resolutions in both Item 4 and Item 7, that the Company approves, for the purposes of Listing Rule 10.14 and for all other purposes, the issue to Mr Jon Voigtman of 134,259 Restricted Stock Units (including any shares issued on the vesting of such Restricted Stock Units) under and in accordance with the Company’s Restricted Stock Unit Plan and on the basis described in the Explanatory Memorandum accompanying and forming part of the Notice of this Meeting.” Voting exclusions apply to Items 8a), 8b), 8c), 8d) and 8e) – please see the Voting Exclusions section on pages 5 and 6. 9. Approval of proposed issue of warrants to Dr Gregory George To consider and, if thought fit, pass the following resolution as an ordinary resolution: “That, for the purpose of ASX Listing Rule 10.11 and for all other purposes, the Company approves the issue to Dr Gregory George (or his nominee) of warrants to subscribe for 3,225,756 fully paid ordinary shares in the Company (or a corresponding number of American Depositary Shares), in connection with the Loan Facility, on the terms and conditions described in the Explanatory Memorandum accompanying and forming part of the Notice of this Meeting.” Voting exclusions apply to Item 9 – please see the Voting Exclusions section on pages 5 and 6. Further information For detailed information on the above Items, please refer to the Explanatory Memorandum on pages 7 to 23. By order of the Board: Niva Sivakumar and Paul Hughes Joint Company Secretaries 12 October 2026 ITEMS OF BUSINESS

Mesoblast Limited – Notice of Annual General Meeting 2026 5 Voting Exclusions Voting Exclusion for Item 2 – Adoption of the Remuneration Report The Company will disregard any votes cast on the resolution proposed in Item 2: • by or on behalf of any Key Management Personnel (KMP) member whose remuneration details are included in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or • by any person who is a KMP member as at the time Item 2 is voted on at the AGM, or any of their closely related parties, as a proxy, unless the votes are cast as a proxy for a person who is entitled to vote on Item 2: • in accordance with a direction in the proxy appointment; or • by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if Item 2 is connected directly or indirectly with the remuneration of a KMP member. Voting Exclusion for Items 5, 6 and 8 – Approval of Proposed Issues of Options and Restricted Stock Units to Directors The Company will disregard any votes cast in favour of the resolutions proposed in Items 5a), 5b), 6, 8a), 8b), 8c), 8d) and 8e): • by a person referred to in Listing Rule 10.14.1, 10.14.2, or 10.14.3 who is eligible to participate in the Company’s Employee Share Option Plan or the Company’s Restricted Stock Unit Plan (or their respective associates); or • by any person who is a KMP as at the time Items 5a), 5b), 6, 8a), 8b), 8c), 8d) and 8e) are voted on at the AGM (or any respective closely related party). However, this does not apply to a vote cast in favour of a resolution if it is cast by: • a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; • the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or • a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and – the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. In addition, a vote must not be cast on the resolutions proposed in Items 5a), 5b), 6, 8a), 8b), 8c), 8d) and 8e) by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on Items. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on Items 5a), 5b), 6, 8a), 8b), 8c), 8d) and 8e) because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies. Voting Exclusion for Item 7 – Approval of Restricted Stock Unit Plan The Company will disregard any votes cast in favour of the resolution proposed in Item 7 by or on behalf of: • a person who is eligible to participate in the Restricted Stock Unit Plan; or • an associate of that person (or those persons). However, this does not apply to a vote cast in favour of the resolution by: • a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way;

6 Mesoblast Limited – Notice of Annual General Meeting 2026 • the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or • a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and – the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. In addition, a vote must not be cast on the resolution proposed in Item 7 by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on Items. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on the resolution because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies. Voting Exclusion for Item 9 – Approval of proposed issue of warrants to Dr Gregory George The Company will disregard any votes cast in favour of the resolution proposed in Item 9 by or on behalf of: • Dr Gregory George and any other person who will obtain a material benefit as a result of the issue of the Warrants (except a benefit solely by reason of being a holder of ordinary securities in the Company); or • an associate of that person (or those persons). However, this does not apply to a vote cast in favour of the resolution by: • a person as proxy or attorney for a person who is entitled to vote on the resolution, in accordance with the directions given to the proxy or attorney to vote on the resolution in that way; • the Chair of the AGM as proxy or attorney for a person who is entitled to vote on the Item, in accordance with a direction given to the Chair to vote on the resolution as the Chair decides; or • a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, provided the following conditions are met: – the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the resolution; and – the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. Defined terms used in these Voting Exclusions For the purposes of these voting exclusions: • The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Mesoblast consolidated group, either directly or indirectly. This includes all Directors (executive and non-executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2026 are listed in the section titled “Board of Directors” and “Senior Management – Key Management Personnel” in Item 6A (“Directors and Senior Management Personnel”) of the Company’s Form 20-F for the year ended 30 June 2026 (which is contained within the Company’s Annual Report for the year ended 30 June 2026). • A closely related party of a KMP member means: – a spouse or child of the member; or – a child of the member’s spouse; or – a dependant of the member or of the member’s spouse; or – anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the Mesoblast consolidated group; or – a company the member controls. The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy. VOTING EXCLUSIONS

Mesoblast Limited – Notice of Annual General Meeting 2026 7 Explanatory Memorandum relating to the 2026 Notice of Annual General Meeting This Explanatory Memorandum accompanies and forms part of the Notice of AGM. ITEMS OF BUSINESS Item 1 – Receipt and Consideration of Financial Statements and Reports The laws in Australia require the Company’s financial statements and reports for the financial year just ended to be presented to the AGM. This Item does not require a formal resolution to be put at the AGM. Rather, this agenda Item is intended to provide shareholders with the opportunity to raise questions on the financial statements and reports contained in the Company’s 2026 Annual Report, and on the performance of the Company generally. Shareholders should note that the financial statements and reports will be received in the form presented. It is not the purpose of the meeting for the financial statements and reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act 2001 (Cth) (Corporations Act) or in the constitution of the Company for shareholders to approve the financial report, the Directors’ Report or the Auditor’s Report. Item 2 – Adoption of the Remuneration Report Under the Corporations Act, the Company is required to include in the Directors’ Report a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration and submit this for adoption by resolution of shareholders at the AGM. The Remuneration Report is set out on pages 105 to 135 of the Company’s 2026 Annual Report. A copy of the 2026 Annual Report can be found on the Company’s website at https://mesoblast.com/agm2026 or by contacting the Company’s share registry, MUFG Corporate Markets. The Remuneration Report further provides: • an explanation of the Company’s remuneration strategy and guiding principles; • an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP; • a description of the relationship between such policies and the Company’s performance; • if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and • remuneration details for the KMP. During this Item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report, and shareholders are asked to adopt the Remuneration Report. The vote on the resolution in this Item is advisory only and will not bind the Directors or the Company. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of the Company. Recommendation Noting that each Director has a personal interest in their own remuneration from the Company (as described in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on the resolution in Item 2 (as described in the “Voting Exclusions” section above), the Directors unanimously recommend that shareholders vote in favour of the resolution in Item 2 to adopt the Remuneration Report.

8 Mesoblast Limited – Notice of Annual General Meeting 2026 Item 3 – Re-election of Mr Philip Facchina as a Director Philip Facchina was appointed to the Board in 2021 and was last elected by shareholders at the Company’s 2023 AGM. In accordance with clause 65.1 of the Company’s constitution, Mr Facchina, being eligible, offers himself for re-election to the Board at the AGM. He was appointed Chair of the Board on 1 January 2026. Prior to this appointment, Mr Facchina served as Chair of the Audit and Risk Committee. Mr Facchina brings to the Board more than 35 years of experience in corporate strategy, finance and business development across several industries, including healthcare. Since 2018, Mr Facchina has been Chief Strategy Officer at SurgCenter, overseeing the company’s strategic relationships, including its relationships with the broad US ambulatory surgical center (ASC) market and its constituents. Prior to SurgCenter, Mr Facchina spent two decades in the public and private capital markets, where he directly managed public and private capital transactions of equity and debt, led M&A and special advisory processes including take-privates. From 2008 to 2017, Mr Facchina served as a Partner, Co-Portfolio Manager and the Chief Operating Officer of Ramsey Asset Management, an institutional investment management firm, and from 1998 to 2008 Mr Facchina led the technology, media, and communications and healthcare investment banking groups of FBR Capital Markets. Mr Facchina currently serves as an independent director for ViON Corporation, and is Advisor to the Johanna Companies, where he chairs the Audit Committee. Previously, among other directorships and committee posts, Mr Facchina served on the Board of Web.com (Nasdaq:WEB), where he led Corporate Governance. Mr Facchina holds an MBA. The Board has determined that Mr Facchina is an independent Director. Recommendation The Board recommends that shareholders vote in favour of the re-election of Mr Philip Facchina. Mr Facchina has not participated in the Board resolution relating to his own candidacy. Item 4 – Election of Mr Jon Voigtman as a Director Under clause 66.1(d) of the Company’s constitution, a shareholder may nominate a person to be elected as a Director. Accordingly, Mr Voigtman has been nominated for election by Dr Gregory George and his controlled entity, G to the Fourth Investments, LLC, which together hold approximately 22% of the Company’s shares. In accordance with clause 63.1 of the constitution, the shareholders may appoint such nominated person as a Director by resolution passed at a general meeting. Biography Mr Voigtman is a capital markets executive and former bank chairman with more than 35 years of experience in financial services. He is currently Managing Partner and co-founder of MaplePeak Capital Partners, an institutional advisory firm. He previously served as Managing Director and Head of Portfolio Management at RBC Capital Markets, and held executive roles at HSBC Securities, Goldman Sachs, Lehman Brothers and Ocwen Financial. From 2017 to 2022 he was Chairman of RBC Financial (Caribbean) Limited, and from 2014 to 2022 Co-Chief Executive Officer of RBC (Barbados) Trading Bank. In addition, he was Executive Chairman of Sports & Health Tech Acquisition Corp. Mr Voigtman currently serves on the board of Mustard, an AI sports coaching platform. His prior board service includes LEAD Sports & Health Tech Partners, where he chaired the Audit Committee, RBC Capital Markets Arbitrage LLC, the U.S. Endowment for Forestry and Communities, where he chaired the Investment Committee, American Securitization Forum, Ocwen Financial, and TrueLink/TransUnion. He holds a Bachelor of Science in Business Administration from Central Michigan University. He brings to the Board deep expertise in capital markets, debt structuring and financing, and risk management. Independence The Board has assessed Mr Voigtman’s independence having regard to the factors set out in Box 2.3 of the ASX Corporate Governance Council’s Principles and Recommendations (4th edition). Mr Voigtman has advised Dr George from time to time in connection with Mesoblast’s capital structure and the Company’s debt facilities, utilising his professional experience in structured credit and capital markets. There is no employment, contractual, or fee-paying professional engagement between Mr Voigtman and Dr George or any entity controlled by Dr George. Having regard to Mr Voigtman’s personal acquaintanceship and professional association with Dr George, and to Dr George’s nomination of Mr Voigtman for election, the Board considers that Mr Voigtman will, if elected, be a non-independent Director. This classification is not an adverse finding on Mr Voigtman’s integrity, competence, or ability to comply with his duties as a Director under the Corporations Act. As with all directors, Mr Voigtman will be subject to the conflict of interest provisions of the Corporations Act and the Board’s Conflicts of Interest policy. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2026 9 The Board recognises that following the United States Food and Drug Administration (FDA) approval of Ryoncil® for paediatric steroid-refractory acute graft versus host disease (SR-aGvHD), the Company has transitioned to a commercial-stage company and will continue to do so as the Company pursues additional approvals for its pipeline of products. Consequently, the Board notes that it should expand its skill base in regard to biopharma product manufacturing, commercialisation and distribution directly and through pharmaceutical strategic alliances. The Board is seeking additional independent Directors with the requisite expertise to both broaden the Board’s skill base and to foster a majority independent Board. For shareholder determination The Board makes no recommendation on the resolution in Item 4. The resolution relates to a nomination made by a substantial shareholder under clause 66.1(d) of the constitution, and the Board considers it appropriate that shareholders determine the matter. Item 5 – Approval of Proposed Issue of Options to Chief Executive Officer, Dr Silviu Itescu a) Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Long-Term Incentive Remuneration for the 2026/2027 Financial Year As detailed in the Remuneration Report on pages 105 to 135 of the Company’s 2026 Annual Report, the CEO’s remuneration framework includes a long-term incentive (LTI) component which is set as a target percentage of his base salary in the form of options over fully paid ordinary shares in the Company. This framework is aligned with biotechnology peers in key markets for biotechnology personnel, which have a large proportion of remuneration in LTIs, therefore strongly aligning outcomes with those of shareholders. Shareholders are asked to approve the issue of 1,950,000 milestone-based options to Dr Silviu Itescu under the Employee Share Option Plan, which constitute the LTI component of Dr Itescu’s remuneration for the 2026/2027 financial year. Vesting of these options is subject to the achievement of pre-specified milestones determined by the Board, as well as minimum service periods from grant. The grant is divided into three equal tranches, each subject to a separate performance milestone related to the following objectives measured over the maximum performance period of 36 months, with no tranche vesting on tenure alone: • FDA approval milestone in relation to the Company’s adult graft versus host disease program; • FDA approval milestone in relation to the Company’s chronic low back pain program; and • manufacturing strategy to support US commercial supply. Milestones relate to longer term objectives that must be achieved within 36 months. The milestones are configured to reward speed of achievement, which in biotech can have long term compounding effects on value. Accordingly, some options may vest earlier if milestones are achieved prior to 36 months, provided that minimum service periods are met (see below). The performance and service period is from grant date through to the date of achievement of the milestone as approved by the Nomination and Remuneration Committee (NRC). Each milestone is objectively verifiable and must be achieved by a target date set by the Board at the time of grant. The NRC determines whether a milestone has been satisfied or only partially met in which case not all of the grant amounts may vest. Options that do not vest lapse. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. The options are also subject to minimum service periods, whereby they are eligible for vesting in three equal tranches subject to the achievement of the above milestones, on the first, second and third anniversaries of the grant date. The options will have an exercise price of A$2.16. Dr Itescu will only realise value from the options if the milestones are achieved, the minimum service period has elapsed and the share price of the Company exceeds the option exercise price (which was set based on the share price when the Board approved the grant of the options). b) Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Short-Term Incentive Remuneration for the 2025/2026 Financial Year As detailed in the Remuneration Report on pages 105 to 135 of the Company’s 2026 Annual Report, the CEO’s remuneration framework includes a short-term incentive (STI) component with 50% cash delivery and 50% options to ensure continued alignment with shareholders and conservation of cash. EXPLANATORY MEMORANDUM

10 Mesoblast Limited – Notice of Annual General Meeting 2026 Shareholders are asked to approve the issue of 559,900 options to Dr Silviu Itescu under the Employee Share Option Plan, which constitute 50% of the STI component of Dr Itescu’s remuneration for the 12-month period ended 30 June 2026. The options will be issued to Dr Itescu in accordance with the Employee Share Option Plan. Key terms applying to these time-based options are summarised below: (a) the options will have an exercise price of A$2.16; (b) the options will vest on the first anniversary of the grant date; (c) the options will have an expiry date of seven years from the grant date; and (d) if Dr Itescu is a Leaver, he is able to retain vested options until expiry. Recommendation The Directors (with Dr Itescu abstaining) recommend that shareholders vote in favour of the resolutions in Items 5a) and 5b). Item 6 – Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose, in Connection with his Long-Term Incentive Remuneration for the 2026/2027 Financial Year As detailed in the Remuneration Report on pages 105 to 135 of the Company’s 2026 Annual Report, the Chief Medical Officer’s remuneration framework includes an LTI component, which is set as a target percentage of his base salary in the form of options over fully paid ordinary shares in the Company. Shareholders are accordingly asked to approve the issue of 820,000 milestone-based options to Dr Eric Rose under the Employee Share Option Plan, which constitute the LTI component of Dr Rose’s remuneration for the 2026/2027 financial year. Vesting of these options is subject to the achievement of pre-specified milestones determined by the Board, as well as minimum service periods from grant. The grant is divided into three equal tranches, each subject to a separate performance milestone related to the following objectives measured over the maximum performance period of 36 months, with no tranche vesting on tenure alone: • Clinical development and FDA approval milestones in relation to the Company’s adult graft versus host disease program; and • FDA approval milestone in relation to the Company’s chronic low back pain program. Milestones relate to longer term objectives that must be achieved within 36 months. The milestones are configured to reward speed of achievement, which in biotech can have long term compounding effects on value. Accordingly, some options may vest earlier if milestones are achieved prior to 36 months, provided that minimum service periods are met (see below). The performance and service period is from grant date through to the date of achievement of the milestone as approved by the NRC. Each milestone is objectively verifiable and must be achieved by a target date set by the Board at the time of grant. The NRC determines whether a milestone has been satisfied or only partially met in which case not all of the grant amounts may vest. Options that do not vest lapse. Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. The options are also subject to minimum service periods, whereby they are eligible for vesting in three equal tranches subject to the achievement of the above milestones, on the first, second and third anniversaries of the grant date. The options will have an exercise price of A$2.16. Dr Rose will only realise value from the options if the milestones are achieved, the minimum service period has elapsed and the share price of the Company exceeds the option exercise price (which was set based on the share price when the Board approved the grant of the options). Recommendation The Directors (with Dr Rose abstaining) recommend that shareholders vote in favour of the resolution proposed in Item 6. EXPLANATORY MEMORANDUM

EXPLANATORY MEMORANDUM

Information required by the ASX Listing Rules for the resolutions in Items 5a), 5b) and 6

The Company seeks shareholder approval to issue options to Dr Silviu Itescu and Dr Eric Rose for the purposes of ASX Listing Rule 10.14, which provides that an entity must not permit any Director (among others) to acquire equity securities under an employee incentive scheme without the prior approval of shareholders.

If the resolutions in Items 5a), 5b) and 6 are passed by shareholders, then in accordance with Exception 14 in ASX Listing Rule 7.2, and Exception 8 in ASX Listing Rule 10.12, an issue of securities under each resolution made with the approval of the holders of an entity's ordinary securities under ASX Listing Rule 10.14 operates as an exception to ASX Listing Rule 7.1 and ASX Listing Rule 10.11 respectively.

ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities under an employee incentive scheme, in accordance with ASX Listing Rule 10.14, must include certain information. To minimise repetition, the required information for Items 5a), 5b) and 6 is set out below.

LR 10.15 requirement	Item 5a) – CEO LTI	Item 5b) – CEO STI	Item 6 – CMO LTI
The name and category	Dr Silviu Itescu is the Chief Executive Officer and Managing Director of the Company and therefore falls within LR 10.14.1.	As for Item 5a)	Dr Eric Rose is the Chief Medical Officer of the Company and a Director of the Company and therefore falls within LR 10.14.1.
Number and class of securities	1,950,000 milestone-based options to acquire fully paid ordinary shares.	559,900 time-based options to acquire fully paid ordinary shares.	820,000 milestone-based options to acquire fully paid ordinary shares.
Current total remuneration package	Dr Itescu's current total remuneration package consists of: 1. US$950,000 base salary; 2. an STI component of up to 100% of base salary; and 3. an LTI component consisting of 1,950,000 milestone-based options.	As for Item 5a)	Dr Rose's current total remuneration package consists of: 1. US$627,300 base salary; 2. an STI component of up to 50% of base salary; and 3. an LTI component consisting of 820,000 milestone-based options.
Securities previously issued under the scheme and average acquisition price	Dr Itescu has previously received shareholder approval for the issue of 18,475,158 options under the Employee Share Option Plan. The previous grants have the following exercise prices: A$2.46 (2,025,600 options), A$1.45 (1,885,334 options), A$3.39 (1,200,000 options), A$1.75 (1,550,000 options), A$1.01 (2,325,000 options), A$0.36 (1,273,070 options), A$0.35 (2,420,000 options), A$0.01 (2,222,000 options) and A$0.97 (3,574,154 options).	As for Item 5a)	Dr Rose has previously received shareholder approval for the issue of 8,442,953 options under the Employee Share Option Plan. The previous grants have the following exercise prices: A$2.46 (820,000 options), A$1.31 (120,000 options), A$1.81 (100,000 options), A$1.01 (2,150,000 options), A$0.36 (1,220,765 options), A$0.35 (740,000 options), A$0.01 (1,829,502 options), A$0.97 (1,382,686 options) and A$4.00 (80,000 options).

Mesoblast Limited – Notice of Annual General Meeting 2026 11

12 Mesoblast Limited – Notice of Annual General Meeting 2026 EXPLANATORY MEMORANDUM Summary of material terms Milestone-based LTI; vesting subject to clinical, regulatory and commercial manufacturing KPIs and minimum service periods (three equal tranches on first, second and third anniversaries of grant). Exercise price: A$2.16. Expiry: 7 years from grant. The value attributed to each option is calculated using the Black-Scholes valuation methodology, based on the 5-day volume weighted average price (VWAP) up to the date of Board approval of the options. Options are aligned to shareholder value – they do not carry value unless shareholder wealth is created. Time-based STI; exercise price: A$2.16; vesting on 12-month anniversary of grant; expiry: 7 years from grant. If Dr Itescu is a Leaver he is able to retain vested options until expiry. 50% of the STI is delivered in Options to conserve cash. Milestone-based LTI; vesting subject to clinical and regulatory KPIs and minimum service periods (three equal tranches on first, second and third anniversaries of grant). Exercise price: A$2.16. Expiry: 7 years from grant. The value attributed to each option is calculated using the Black-Scholes valuation methodology, based on the 5-day VWAP up to the date of Board approval of the options. Options are aligned to shareholder value – they do not carry value unless shareholder wealth is created. Date(s) of proposed issue If the relevant resolution is passed, the corresponding options will be issued no later than 12 months after this meeting. As for Item 5a) As for Item 5a) Exercise Price A$2.16 A$2.16 A$2.16 Summary of material terms of the scheme See summary of Employee Share Option Plan below on pages 21 to 23. As for Item 5a) As for Item 5a) Loans No loans are proposed in connection with the proposed issue of options. As for Item 5a) As for Item 5a) Additional disclosures If the resolution in Item 5a) is passed, the Company will proceed with the issue of the LTI milestone-based options to Dr Itescu. If the resolution is not passed, the Company will not be able to proceed with the issue and will consider alternative means of providing long term incentives to Dr Itescu. If the resolution in Item 5b) is passed, the Company will proceed with the issue of the STI options to Dr Itescu. If the resolution is not passed, the Company will pay Dr Itescu the STI component of his remuneration fully in cash. If the resolution in Item 6 is passed, the Company will proceed with the issue of the LTI milestone- based options to Dr Rose. If the resolution is not passed, the Company will not be able to proceed and will consider alternative means of providing long term incentives to Dr Rose. Details of any securities issued under the Employee Share Option Plan will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the Employee Share Option Plan after these resolutions are passed by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under Listing Rule 10.14.

Mesoblast Limited – Notice of Annual General Meeting 2026 13 Item 7 – Approval of the Mesoblast Limited Restricted Stock Unit Plan for the Purposes of Listing Rule 7.2 (Exception 13) and the definition of employee share buy-back The Board has established the Mesoblast Limited Restricted Stock Unit Plan (RSU Plan). Currently, the purpose of the RSU Plan is to attract, motivate and retain high calibre directors to the Mesoblast Group, align the interests of Participants with those of Shareholders by linking remuneration to increases in shareholder value, and provide a competitive and flexible arrangement that can be administered globally. Following the FDA approval and commercial launch of Ryoncil®, the Company has moved from being a late-stage research focused company to a commercial biotechnology company whose primary commercial market and primary regulator are in the United States. Delivering on that transition requires a Board with direct experience of commercialising medicines in the US market. Non-executive Director remuneration was last reviewed in 2012, a significant time ago since which the Company’s scale, complexity and strategic focus have changed materially. The Board therefore engaged independent remuneration consultants to benchmark non-executive Director remuneration against Australian healthcare peers and comparable US-listed biotechnology companies. That review confirmed that Mesoblast’s total non-executive Director remuneration is below the level required to attract and retain directors with the experience and of the calibre the Company now needs, principally because Mesoblast pays no equity component. Peers with directors that have US commercial biotech market and US regulatory expertise remunerate directors predominantly in equity. Accordingly, the Board proposes to freeze existing cash fees and introduce an annual grant of Restricted Stock Units with a value of A$290,000 per eligible non-executive Director. The Board considers this change to be in shareholders’ interests for four reasons. First, it is cash-efficient: no increase in cash fees is proposed, and the shortfall in fees is delivered in equity that conserves cash for commercialisation. Second, it aligns Directors with shareholders, responding directly to the long-standing call from institutional investors and proxy advisers for non-executive Directors to hold equity in the companies they oversee – Directors will hold the same instrument, with the same risk profile, as shareholders themselves. Third, it does not compromise independence: the RSUs are not performance hurdled and vesting is time- based only, with no performance or service hurdles. The RSUs vest in full at the end of a three-year period, reinforcing a long-term perspective. The Board has deliberately adopted RSUs rather than options, having regard to the stated policies of the major proxy advisers and preferences of the Company’s investors, who are more supportive of share-based grants than of options for non-executive Directors. Fourth, the quantum is restrained: the proposed grant positions total non-executive Director remuneration below the 25th percentile of the peer group of directors with US commercialisation experience, reflecting the Board’s judgement as to the appropriate balance between the need to attract US-experienced Directors and the expectations of Australian shareholders. The grants are subject to shareholder approval. The need for shareholder approval Listing Rule 7.2 (Exception 13) Listing Rule 7.2 (Exception 13) provides that any equity securities issued under an employee incentive scheme that has been approved by shareholders within the last three years are not counted when calculating the maximum number of equity securities a company may issue without shareholder approval under the 15% cap in ASX Listing Rule 7.1. The RSU Plan is a new plan and has not previously been approved by shareholders. It is being put to shareholders for approval at this AGM for the purposes of Listing Rule 7.2 (Exception 13). No securities have previously been issued under the RSU Plan. Employee share buy-back approval Under the RSU Plan rules, the Board may, in certain circumstances (including where a Clawback Event has occurred), require a Participant to transfer Shares back to the Company (Rule 9.3(a)(iv)). To the extent that Shares are transferred to the Company itself under this power, the acquisition of those Shares by the Company would constitute a ‘buy-back’ within the meaning of Part 2J.1 of the Corporations Act, and those Shares would be cancelled immediately upon registration of the transfer (section 257H). Under section 9 of the Corporations Act, an ‘employee share buy-back’ means a buy-back under a scheme that: (a) has as its purpose the acquisition of shares in a company by, or on behalf of: (i) employees of the company, or of a related body corporate; or (ii) directors of the company, or a related body corporate, who hold a salaried employment or office in the company or in a related body corporate; and (b) has been approved by the company in general meeting. A buy-back that is not an employee share buy-back (or one of the other specified types listed in the definition of ‘selective buy-back’) is a ‘selective buy-back’, which is subject to significantly more onerous procedural requirements, including a special resolution (or unanimous resolution) and the lodgement of offer documents with ASIC. EXPLANATORY MEMORANDUM

14 Mesoblast Limited – Notice of Annual General Meeting 2026 EXPLANATORY MEMORANDUM The RSU Plan has as a purpose the acquisition of shares in the Company by employees and by directors who hold a salaried employment or office in the Company or in a related body corporate (including the CEO and CMO, who are executive directors). The RSU Plan also extends to non-executive Directors, who do not hold a salaried employment or office. The definition of ‘employee share buy-back’ does not expressly contemplate the participation of non-executive Directors who do not hold salaried employment. However, the statutory definition uses the phrase ‘has as its purpose’ (rather than ‘has as its sole purpose’), and the Company considers that the RSU Plan has as a purpose the acquisition of shares by the categories of person described in the definition, notwithstanding that it also extends to non-executive Directors. Accordingly, approval of the RSU Plan is also being sought for the purposes of the definition of ‘employee share buy-back’ in section 9 of the Corporations Act, so that to the extent any acquisition by the Company of its own Shares under the clawback provisions of the RSU Plan constitutes a buy-back, that acquisition will (at least in respect of Shares held by employees and executive directors) be characterised as an ‘employee share buy- back’ and not a ‘selective buy-back’, thereby attracting the less onerous procedural requirements applicable to employee share buy-backs under Part 2J.1 of the Corporations Act. Summary of the terms of the Restricted Stock Unit Plan A copy of the RSU Plan rules is available for inspection at the Company’s registered office at any time during business hours prior to the AGM and will be available for inspection at the AGM. Eligibility Directors (including non-executive Directors) of the Company or any Group Company; employees of any Group Company; consultants, contractors or other service providers of any Group Company; and any other person who the Board determines is eligible to participate. Currently, the Board only intends to utilise the RSU Plan for eligible non-executive Directors. Instrument Each Restricted Stock Unit (RSU) is a conditional right granted to a Participant to receive one fully paid ordinary share in the Company (or, at the Board's election, a cash amount in lieu of a share) on the terms set out in the RSU Plan rules and the relevant RSU offer document, subject to satisfaction of Vesting Conditions. An RSU constitutes an 'incentive right' within the meaning of Division 1A of Part 7.12 of the Corporations Act. No monetary consideration is payable by the Participant for the grant of RSUs and no monetary consideration is payable on conversion of RSUs to Shares. Vesting RSUs vest in accordance with the Vesting Conditions determined by the Board. The Board may determine that RSUs vest in tranches over a period of time, on particular dates, or subject to particular performance or service conditions as the Board considers appropriate. For non-executive Directors, Vesting Conditions will by default be limited to time-based conditions. Performance-based Vesting Conditions will not apply to non-executive Director grants unless the Board otherwise determines in exceptional circumstances and discloses the reasons for that when seeking shareholder approval for the grant. Conversion Unless the Board determines otherwise, each Vested RSU automatically converts into one Share on the Vesting Date (or as soon as practicable thereafter), subject to restrictions in relation to share trading black out periods. The Board may determine that some or all Vested RSUs are settled by payment of a cash amount equal to the VWAP over 5 trading days up to and including the Vesting Date. The default is to equity settle non-executive Director RSUs to conserve cash for commercialisation. Manner of settlement On conversion of a Vested RSU, the Company must: • issue new Shares; or • cause existing Shares to be acquired on market; or • cause the Employee Share Trust to transfer Shares; or • settle the RSUs in cash, in each case, at the Board’s discretion. Rights attaching to RSUs An RSU does not carry any dividend rights, voting rights, or any other rights attaching to Shares unless and until the RSU is converted into a Share. The Board may determine that Dividend Equivalents apply to a grant of RSUs.

Mesoblast Limited – Notice of Annual General Meeting 2026 15 Ranking of Shares Shares issued on conversion of RSUs rank equally in all respects with other Shares from the date of allotment and issue. Restriction on dealing and anti-hedging A Participant must not Deal with any RSU. Any purported Dealing is void. A Participant must not enter into any hedging arrangement in relation to unvested RSUs or any Shares delivered on conversion that are subject to disposal restrictions. Lapse and forfeiture RSUs lapse on: • non-satisfaction of Vesting Conditions; • expiry date determined by the Board; • 15 years after Grant Date; • forfeiture on cessation of employment; • fraud/dishonesty/material breach; • winding up; or • on other events as determined by the Board when making the grant. Clawback and malus The Board may reduce unvested RSUs, lapse unvested RSUs, or require repayment/return of Shares in Clawback Event circumstances. Clawback Event includes: • material misstatement of the financial statements of the Company or any Group Company which resulted (directly or indirectly) in RSUs vesting; and • fraud, dishonesty, gross misconduct or conduct of a Participant bringing the Company or any Group Company into serious disrepute. Treatment of RSUs on cessation of employment A ‘Leaver’ means a participant who ceases employment (or their consultancy or directorship with the Company) and who is not a ‘Bad Leaver’. A ‘Leaver’ will include a participant who ceases employment or their consultancy or directorship with the Company due to resignation or retirement but would not usually include a participant who ceases employment (or their consultancy or directorship with the Company) and who, with the prior approval of the NRC, becomes within 60 business days a consultant or director (or employee) with the Company or a related body corporate of the Company. If a Participant ceases to hold office or employment and the Board determines they are a Leaver: (a) all unvested RSUs held by the Leaver will immediately lapse and be forfeited on the date of cessation other than in the circumstances described below; (b) to preserve independence and minimise conflicts of interest, unvested non-executive Director RSUs continue and vest in accordance with their original terms (subject to Board discretion); (c) if they are issued to an employee, unvested RSUs continue and vest pro rata (based on the proportion of the vesting period elapsed); and (d) the Board may, in its absolute discretion, determine that some or all of the Participant’s unvested RSUs will: (i) continue on foot and vest in accordance with their original terms; (ii) vest immediately (in whole or in part) on the date of Cessation of Employment; or (iii) vest on a pro rata basis. Vested RSUs of a Leaver not yet converted will be converted to Shares as soon as practicable. If a Participant ceases to hold office or employment and the Board determines they are a Bad Leaver, all RSUs (vested and unvested) immediately lapse. EXPLANATORY MEMORANDUM

16 Mesoblast Limited – Notice of Annual General Meeting 2026 EXPLANATORY MEMORANDUM A ‘Bad Leaver’ means a participant who ceases office/employment where the Board determines they have committed serious breach of employment, been convicted of fraud or dishonesty, engaged in conduct bringing the Company into substantial disrepute, committed any wrongful or negligent act causing substantial liability, engaged in grave misconduct, become disqualified from managing corporations, or engaged in analogous conduct. Change of control Unvested RSUs vest on a Control Event, unless the Board otherwise determines. The definition of Control Event mirrors the definition in the Employee Share Option Plan. Maximum RSUs No fixed cap in the RSU Plan rules. Shares issued on conversion of RSUs are subject to the Listing Rule 7.1 placement capacity (or Exception 13, if approved), and Listing Rule 10.14 (if applicable). Amendments and administration Subject to the ASX Listing Rules, the rules of the RSU Plan may be amended or supplemented by resolution of the Board. The RSU Plan may be terminated at any time at the discretion of the Board and no compensation under any contract of employment will arise as a result. However, suspension or termination of the Plan does not affect any RSUs that have already been granted, which will continue in force in accordance with their terms. Effect if the resolution is passed or not passed If the resolution is passed, the Company will be able to issue RSUs under the RSU Plan (including any shares issued on the conversion of RSUs), without the issue reducing the number of equity securities that may be issued within the 15% limit prescribed by Listing Rule 7.1. If the resolution is not passed, any issues of RSUs under the RSU Plan will reduce the number of equity securities that the Company may issue within the 15% limit prescribed by Listing Rule 7.1 and the Company will need to rely on Listing Rule 7.1 capacity, obtain shareholder approval under Listing Rule 7.1 or rely on another Exception in Listing Rule 7.2. In addition, any acquisition by the Company of its own Shares under the clawback provisions of the RSU Plan (Rule 9.3(a)(iv)) could be characterised as a ‘selective buy-back’ rather than an ‘employee share buy-back’, requiring compliance with the more onerous procedural requirements applicable to selective buy-backs under the Corporations Act (including a special resolution and the lodgement of offer documents with ASIC). Recommendation Noting that some Directors are potential participants in the RSU Plan and therefore have a personal interest, the Directors recommend that shareholders vote in favour of the resolution proposed in Item 7. Item 8 – Approval of Proposed Issue of Restricted Stock Units to Non-Executive Directors Subject to the passing of the resolution in Item 7 and, in relation to Item 8e) only, subject to the passing of the resolution in Item 4, the Company seeks shareholder approval under Listing Rule 10.14 for the proposed issue of Restricted Stock Units to the following non-executive Directors: (a) Mr Philip Facchina (Item 8a); (b) Ms Lyn Cobley AM (Item 8b); (c) Ms Jane Bell AM (Item 8c); (d) Dr Gregory George (Item 8d); and (e) Mr Jon Voigtman (Item 8e). ASX Listing Rule 10.14 provides that an entity must not permit any Director (among others) to acquire equity securities under an employee incentive scheme without the prior approval of shareholders. The RSU Plan has been designed to provide non-executive Directors with an equity-based component of their remuneration that aligns their interests with shareholders, for the reasons described in Item 7. Consistent with leading corporate governance standards, the Vesting Conditions for non-executive Director grants are limited to time-based conditions. No performance conditions apply. The RSUs will vest on the third anniversary of the grant date.

EXPLANATORY MEMORANDUM

Information required by the ASX Listing Rules for Items 8a), 8b), 8c), 8d) and 8e)

ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of equity securities under an employee incentive scheme, in accordance with ASX Listing Rule 10.14, must include certain information. To minimise repetition, the required information for Items 8a), 8b), 8c), 8d) and 8e) is set out below:

LR 10.15 requirement	Item 8a) – Philip Facchina	Item 8b) – Lyn Cobley AM	Item 8c) – Jane Bell AM	Item 8d) – Gregory George	Item 8e) – Jon Voigtman
The name and category (LR 10.14.1–10.14.3)	Mr Philip Facchina is a non-executive Director and Chair of the Company and therefore falls within Listing Rule 10.14.1.	Ms Lyn Cobley AM is a non-executive Director of the Company and therefore falls within Listing Rule 10.14.1.	Ms Jane Bell AM is a non-executive Director of the Company and therefore falls within Listing Rule 10.14.1.	Dr Gregory George is a non-executive Director of the Company and therefore falls within Listing Rule 10.14.1.	Subject to approval of his election at the AGM (Item 4), Mr Jon Voigtman will be a non-executive Director of the Company and therefore falls within Listing Rule 10.14.1.
Number and class of securities	134,259 RSUs, each being a conditional right to receive one fully paid ordinary share	134,259 RSUs	134,259 RSUs	134,259 RSUs	134,259 RSUs
Current total Director Fees (excluding superannuation and share-based payments)	A$256,571 (FY26)	A$153,250 (FY26)	A$190,708 (FY26)	Dr George has agreed to forgo cash-based director fees.	Subject to approval of his election at the AGM (Item 4), A$128,250
Securities previously issued under the RSU Plan and average acquisition price	Nil (new plan). No monetary consideration is payable for the grant of RSUs or on conversion.	As for Item 8a)	As for Item 8a)	As for Item 8a)	As for Item 8a)
Summary of material terms of the RSUs	Time-based vesting only at the third anniversary of the grant date; no performance conditions; no monetary consideration payable on grant or conversion; automatic conversion to Shares on vesting. RSUs will be issued for the reasons described in Item 7.	As for Item 8a)	As for Item 8a)	As for Item 8a)	As for Item 8a)
Date of proposed issue	If the relevant resolution is passed, the corresponding RSUs will be issued no later than 12 months after this meeting.	As for Item 8a)	As for Item 8a)	As for Item 8a)	As for Item 8a)

Mesoblast Limited – Notice of Annual General Meeting 2026 17

18 Mesoblast Limited – Notice of Annual General Meeting 2026 EXPLANATORY MEMORANDUM Exercise price Nil – no monetary consideration is payable for the grant of RSUs or on conversion of RSUs to Shares. As for Item 8a) As for Item 8a) As for Item 8a) As for Item 8a) Summary of material terms of the scheme See summary of the RSU Plan under Item 7 above on pages 14 to 16. As for Item 8a) As for Item 8a) As for Item 8a) As for Item 8a) Loans No loans are proposed in connection with the proposed issue of RSUs. As for Item 8a) As for Item 8a) As for Item 8a) As for Item 8a) Details of any securities issued under the RSU Plan will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14. Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the RSU Plan after these resolutions are approved by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under Listing Rule 10.14. Effect if the resolutions are passed or not passed If a resolution in Items 8a), 8b), 8c), 8d) or 8e) is passed, the Company will proceed with the issue of the relevant RSUs to the named non-executive Director covered by that resolution under and in accordance with the RSU Plan. If a resolution in Items 8a), 8b), 8c), 8d) or 8e) is not passed, the Company will not be able to issue RSUs to the non-executive Director covered by that resolution and the Board will, on the recommendation of the NRC, consider alternative arrangements for the equity component of non-executive Director remuneration, including an alternative equity-based instrument or structure, or an increase in the cash fees payable to that non-executive Director within the maximum aggregate amount approved by shareholders. Recommendation The Directors (with Mr Facchina abstaining) recommend that shareholders vote in favour of the resolution proposed at Item 8a). The Directors (with Ms Cobley AM abstaining) recommend that shareholders vote in favour of the resolution proposed at Item 8b). The Directors (with Ms Bell AM abstaining) recommend that shareholders vote in favour of the resolution proposed at Item 8c). The Directors (with Dr George abstaining) recommend that shareholders vote in favour of the resolution proposed at Item 8d). The Directors make no recommendation in relation to the resolution proposed at Item 8e). Item 9 – Approval of proposed issue of warrants to Dr Gregory George Background On 30 December 2025, the Company entered into a credit-line facility agreement (Loan Agreement) with Dr Gregory George (Dr George), a major shareholder and non-executive Director of the Company, pursuant to which Dr George agreed to make available a US$125 million five-year credit facility to the Company (Loan Facility). The Loan Agreement contemplates the issue of warrants (Warrants) to Dr George (or his nominee) as a commitment fee, subject to shareholder approval being obtained for the purposes of ASX Listing Rule 10.11.

Mesoblast Limited – Notice of Annual General Meeting 2026 19 The need for shareholder approval ASX Listing Rule 10.11 provides that a listed entity must not issue or agree to issue equity securities to a related party (which includes a Director) without the prior approval of shareholders, unless an exception applies. Dr George is a related party of the Company as he is a Director. Exception 11 in ASX Listing Rule 10.12 provides an exception from ASX Listing Rule 10.11 for an issue of securities under an agreement, if shareholders have approved the issue for the purposes of ASX Listing Rule 10.11. The Company is seeking shareholder approval under Listing Rule 10.11 to satisfy this condition. Material terms of the Warrants Underlying securities Warrants to subscribe for 3,225,756 fully paid ordinary shares in the Company (or the equivalent of 322,576 ADSs) Number of shares 3,225,756 fully paid ordinary shares in the Company (or the equivalent of 322,576 ADSs) Exercise price A$3.20 per Share Expiry The fifth anniversary of the date of issue of the Warrants Form Substantially in the form of the existing warrants issued to Dr George on 17 December 2025 under the Note Subscription Agreement dated 3 September 2025 (as approved by shareholders at the November 2025 AGM under Item 10a)), with certain amendments Exercise restrictions Exercise is subject to: (a) compliance with section 606 of the Corporations Act (the 20% takeover threshold); (b) the Foreign Acquisitions and Takeovers Act 1975 (Cth) (FATA) – exercise may not occur while FATA applies to the exercise unless approval under FATA has been obtained or the requirement for such approval no longer applies; and (c) any other restriction required by applicable law ADS election The holder may elect to receive warrant shares in ADS form Adjustments Standard adjustments for capital reorganisations (as required by the ASX Listing Rules), pro rata issues and bonus issues Participation rights The Warrants do not carry any entitlement to participate in new issues until exercise Material terms of the Loan Facility Lender Dr Gregory George Borrower Mesoblast Limited Facility amount US$125,000,000, advanced in tranches: US$75,000,000 funded on closing and US$50,000,000 funded on 25 June 2026 Interest rate 8.00% per annum Maturity The fifth anniversary of the closing date (30 December 2030) Security Security over Mesoblast Group's rights in the TEMCELL® royalties Governance While Dr George is a Director and for 6 months after he ceases to be a Director, Dr George must comply with Mesoblast’s conflicts of interest policy EXPLANATORY MEMORANDUM

20 Mesoblast Limited – Notice of Annual General Meeting 2026 Make-whole amount If shareholder approval is not obtained (other than due to the lender or its associates voting against the resolution), the Company must pay Dr George a make-whole amount calculated as: (30-trading-day VWAP of Shares up to the day before the AGM minus the Warrant exercise price) multiplied by the number of Shares the Warrants would have been exercisable into, provided that no amount is payable if the VWAP is less than the Warrant exercise price. Issue process If shareholder approval is obtained, within 15 business days after the AGM the Company must prepare and lodge with ASIC a prospectus (under Part 6D.2 of the Corporations Act) and provide it to ASX, then provide the prospectus and application form to Dr George (or nominee), who has a 2 business day period to return the application form. The Warrants are only issued if the application form is received within that period. Dilution If the Warrants are exercised in full (assuming no adjustments), Dr George would receive 3,225,756 Shares, representing approximately 0.25% of the Company’s current issued share capital. Information required by ASX Listing Rule 10.13 ASX Listing Rule 10.13 requires the following information to be included in the notice of meeting in relation to the resolution at Item 9: LR 10.13 requirement Disclosure Name Dr Gregory George Category LR 10.11.1 – a related party (Director of the Company) Number and class of securities Warrants to subscribe for up to 3,225,756 fully paid ordinary shares (or 322,576 ADSs) Date of issue Within 1 month of the date of this AGM (or such later date as ASX may allow) Issue price The Warrants will be issued for nil additional consideration (they form part of the commitment fee under the Loan Facility). The exercise price for the Warrants is A$3.20 per Share. Purpose The Warrants are being issued as a commitment fee in connection with the Loan Facility, a US$125 million five-year credit-line facility provided by Dr George to the Company. Material terms of the securities See summary of Warrant terms above Summary of terms of the agreement under which the Warrants are issued See summary of material terms of the Loan Facility above The Directors (other than Dr George) consider that the Loan Facility is on arm’s length terms and is in the best interests of the Company and its shareholders, having regard to the quantum and terms of the facility (US$125 million at 8.00% fixed for 5 years), the limited availability of alternative funding on comparable terms, and the alignment of Dr George’s interests with those of shareholders through the equity-linked commitment fee structure. Effect if the resolution is passed or not passed If the resolution in Item 9 is passed, the Company will proceed to issue the Warrants to Dr George in accordance with the Warrant terms and the Loan Agreement. If the resolution is not passed, the Warrants will not be issued and the Company will be required to pay the make-whole amount described above (if any). Recommendation The Directors (with Dr George abstaining) recommend that shareholders vote in favour of the resolution in Item 9. EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2026 21 Summary of the Employee Share Option Plan The following is a summary of the terms of the Employee Share Option Plan (ESOP) relevant to the resolutions in Items 5a), 5b) and 6: Maximum number of shares able to be issued In broad terms, the maximum number of shares that may be issued (including shares issued on the exercise of options) to persons under the Employee Share Option Plan in Australia during any three-year period may not exceed 10% of the total number of shares on issue, which as at 30 September 2026 is 129,874,811. There are certain exclusions from this limit, including shares issued under a formal disclosure document (such as a prospectus) and shares issued to certain exempt classes of persons provided for in the Corporations Act. In addition, there is a maximum of 25,000,000 shares over which US Incentive stock options may be issued to individuals who are employed by the Company or its subsidiaries that qualifies as a ‘related corporation’, as defined in US Treasury Regulations section 1.421-1(i)(2). Ranking of shares issued under the Employee Share Option Plan Shares issued on the exercise of the options will rank equally in all respects with other shares from the date of allotment and issue, subject to the satisfaction of any applicable disposal restrictions. Participation on new issues of shares Option holders cannot participate in new issues of shares to existing shareholders without exercising the option within the exercise period and becoming a shareholder by the relevant record date. Vesting conditions, expiry dates, exercise price and share acquisition price Options are issued to eligible participants with each option entitling the holder to subscribe for or be transferred one fully paid ordinary share in the Company on exercise. The exercise conditions (i.e. vesting conditions), if any, expiry date and exercise price of options are determined by the Board in its discretion at the time of issue of the options. The Company typically issues options for the LTI component of an employee’s remuneration under the Employee Share Option Plan on the following basis: • options issued are either time-based vesting or both time and milestone- based vesting, depending on the eligible participant’s role. Unless provided otherwise, time-based vesting usually occurs in three equal tranches, with a tranche vesting on each of the first, second and third anniversary of the issue date. Milestone-based options vest upon achievement of pre-specified performance milestones; • options have an expiry date of seven years from date of issue; and • the exercise price of options is the higher of (i) the VWAP of the five ASX trading days up to the date the Board approved the grant, and (ii) the last closing price of an ordinary share on the ASX at Board approval. The Employee Share Option Plan includes a provision that confirms the Board’s discretion, subject to the Listing Rules, to amend the Exercise Conditions of options that are issued under the ESOP to ensure long-term incentives can continue to incentivise executives and key consultants in alignment with the Company’s strategy, which may need to pivot from time to time given the development stage of the Company. EXPLANATORY MEMORANDUM

22 Mesoblast Limited – Notice of Annual General Meeting 2026 Treatment of options on cessation of employment Cessation of employment as a Leaver. If a participant in the Employee Share Option Plan ceases employment (or their consultancy or directorship with the Company), unless the Board determines that the participant is a ‘Bad Leaver’, then: (a) the participant may retain vested options, however, subject to (b) and (c) below, they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Board), after which time the options will lapse; (b) if the cessation of employment occurs while the Company has a share trading black out period in place, unless the Board determines otherwise, the vested options must be exercised within 60 days after (but not before) the end of the share trading black out period (or within a longer period if so determined by the Board), after which time the options will lapse; (c) if at the time of ceasing employment or at any later time before the ‘Leaver’ exercises options, the ‘Leaver’ is or becomes an ‘Insider’, then, despite any other rule of the Employee Share Option Plan, but subject to a contrary determination by the Board: (i) the ‘Leaver’ must not exercise any vested options while they are an ‘Insider’; and (ii) the ‘Leaver’ may exercise all or any of their vested options within 60 days after the Company notifies the ‘Leaver’ and the ‘Leaver’ has ceased to be an ‘Insider’; (d) subject to (e) below, any unvested options will normally be forfeited and lapse unless the Board determines otherwise; and (e) in relation to options held by a person who held a managerial or executive office in the Company or a related body corporate of the Company at any time during the last three years before the person became a ‘Leaver’, unless the Board in its sole and absolute discretion determines otherwise (in which event they will be forfeited and lapse), unvested options will continue and vest when, in the Board’s sole and absolute discretion, any exercise conditions of the options are satisfied with that vesting to be on a pro rata basis over the relevant period. A ‘Leaver’ means a participant who ceases employment (or their consultancy or directorship with the Company) and who is not a ‘Bad Leaver’. A ‘Leaver’ will include a participant who ceases employment or their consultancy or directorship with the Company due to resignation or retirement but would not usually include a participant who ceases employment (or their consultancy or directorship with the Company) and who, with the prior approval of the NRC, becomes within 60 business days a consultant or director (or employee) with the Company or a related body corporate of the Company. An ‘Insider’ means a person who possesses (for the purposes of Division 3 of Part 7.10 of the Corporations Act) inside information (as defined in section 1042A of the Corporations Act) in relation to the Company or any of its securities. Cessation of employment as a Bad Leaver. If a participant in the Employee Share Option Plan ceases employment (or consultancy or directorship with the Company), and the Board determines that the participant is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (whether vested or unvested) held by the participant will lapse immediately. A ‘Bad Leaver’ is a participant who ceases to be employed (or engaged as a consultant or director) by the Company where the Board determines that the participant has: • committed any serious or persistent breach of any provisions of employment; • been convicted of any criminal offence which involves fraud or dishonesty; • engaged in any conduct which brings the Company into substantial disrepute; EXPLANATORY MEMORANDUM

Mesoblast Limited – Notice of Annual General Meeting 2026 23 • committed any wrongful or negligent act or omission which has caused the Company substantial liability; • engaged in grave misconduct or recklessness in the discharge of the participant’s duties; • become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the participant being banned from managing a corporation; or • engaged in any other conduct which the Board reasonably considers to be analogous to, or having a substantially similar seriousness to, any of the circumstances specified above. Change of control Unvested options vest on a ‘Control Event’, whether or not any or all applicable Exercise Conditions (i.e. vesting conditions) have been met, unless the Board otherwise determines. A ‘Control Event’ means any of the following: • an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company; • any other event occurs which causes a change in Control of the Company; or • any other event which the Board reasonably considers should be regarded as a Control Event. ‘Control’ of an entity means having the right to: • vote 50% (or more) of the votes that can be cast at a meeting of shareholders; • appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or • 50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds. Cash settlement or buy-back of options or shares The Board has discretion to cash settle or buy-back options or shares issued on the exercise of options including, but not limited to, as an alternative to delivering shares on the exercise of options. The cash settlement amount in respect of options will be determined by reference to the market value of the options at the relevant time or an amount agreed with the option holder. Lapsing of options Either the Company or an option holder may request that the option holder’s options lapse for no consideration. Amendments and administration Subject to the ASX Listing Rules, the rules of the Employee Share Option Plan may be amended or supplemented by resolution of the Board. Unless the resolution of the Board expressly states otherwise, any amendment or supplement will not apply to any options granted which have not yet been exercised. The Employee Share Option Plan is managed by the Board or its delegate which has powers including to determine appropriate procedures for the administration of the Employee Share Option Plan, and to determine matters falling for determination under the Employee Share Option Plan in its discretion having regard to the interests of and for the benefit of the Company. The Employee Share Option Plan may be terminated at any time at the discretion of the Board and no compensation under any employment contract will arise as a result. Addendum for US participants The Plan includes an Addendum that supplements the rules of the Plan and makes certain variations to the rules for Eligible Employees who are US federal taxpayers and/or residents in the US, to take into account tax and regulatory requirements in the US as they relate to stock options. The Addendum prevails over the other Plan rules with respect to options granted to US participants, to the extent of any inconsistency. EXPLANATORY MEMORANDUM

24 Mesoblast Limited – Notice of Annual General Meeting 2026 Information on voting, proxies, corporate representatives and attorneys Eligibility to Vote For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 9.00am (Melbourne time, AEDT) on Sunday, 8 November 2026. The entitlement of shareholders to vote at the AGM will be determined by reference to that time. All Resolutions by Poll In accordance with clause 45.3 of the Company’s constitution, the Chair intends to call a poll on each of the resolutions proposed at the AGM as set out in the Notice of Meeting. Voting on each resolution considered at the AGM will therefore be conducted by poll, rather than a show of hands. Voting by Proxy Please note that: • a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who is entitled to cast two or more votes may appoint not more than two proxies; • a proxy may be either an individual or a corporation, and need not be a shareholder of the Company; • a single proxy exercises all voting rights of the relevant shareholder; • where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded; • a proxy need not vote in that capacity (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the voting exclusions noted above); and • if a proxy does not attend the AGM in person then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM. Chair as proxy The Chair of the AGM intends to vote undirected proxies in favour of all resolutions other than Items 4 and 8e), in respect of which the Chair intends to abstain from voting undirected proxies. In relation to the resolutions in Items 2, 5a), 5b), 6, 7, 8a), 8b), 8c), 8d) and 8e), if you appoint the Chair of the AGM as your proxy, you can direct the Chair to vote ‘for’, ‘against’ or to abstain from voting on those Items by marking the appropriate box on the proxy form. Shareholders should be aware that, where they have appointed the Chair of the AGM as their proxy (or the Chair becomes their proxy by default) and they do not direct the Chair how to vote, by completing and returning the proxy form, they will be expressly authorising the Chair of the AGM to exercise their proxy in favour of the resolutions in Items 2, 5a), 5b), 6, 7, 8a), 8b), 8c) and 8d) even though those Items are connected directly or indirectly with the remuneration of a KMP member. Shareholders should be aware that if they appoint the Chair as their proxy (or if the Chair is appointed as their proxy by default) and they do not direct the Chair how to vote on Items 4 and 8e), their votes will not be cast on those Items. If a Shareholder wishes their vote to be cast on Items 4 or 8e), they should direct the Chair how to vote by marking the ‘For’, ‘Against’ or ‘Abstain’ box for those Items on the Proxy Form, or they should appoint a person other than the Chair (or any other KMP or their closely related parties) as their proxy for those Items.

Mesoblast Limited – Notice of Annual General Meeting 2026 25 Lodging proxy appointments To be valid, the appointment of a proxy must be received by 9.00am (Melbourne time, AEDT) on Sunday, 8 November 2026 using one of the following methods: • faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; or • lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows: ONLINE: by logging into the MUFG Investor Centre at the following website address – https://au.investorcentre.mpms.mufg.com – using the holding details as shown on your proxy form and select ‘Voting’ and follow the prompts to lodge your vote BY MAIL: Mesoblast Limited c/- MUFG Corporate Markets (AU) Limited Locked Bag A14 Sydney South NSW 1235, Australia BY HAND: MUFG Corporate Markets (AU) Limited Liberty Place, Level 41, 161 Castlereagh Street, Sydney NSW 2000, Australia Shareholders lodging proxy appointments by mail, fax or in person should note that the proxy deadline falls on a Sunday. Shareholders using these methods should ensure their proxy appointment is received by the Company’s share registry before close of business on Friday, 6 November 2026. Voting by Corporate Representatives A shareholder or proxy that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act and must be lodged with the Company’s share registry before the AGM in accordance with the instructions on the personalised proxy appointment form that has been sent to shareholders. Voting by Attorney A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company. The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one. To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms. Evidence of execution If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry. INFORMATION ON VOTING, PROXIES, CORPORATE REPRESENTATIVES AND ATTORNEYS

LODGE YOUR VOTE  ONLINE https://au.investorcentre.mpms.mufg.com  BY MAIL Mesoblast Limited C/- MUFG Corporate Markets (AU) Limited Locked Bag A14 Sydney South NSW 1235 Australia  BY FAX +61 2 9287 0309  BY HAND* MUFG Corporate Markets (AU) Limited Liberty Place, Level 41 161 Castlereagh Street, Sydney NSW 2000 *during business hours Monday to Friday (9:00am - 5:00pm)  ALL ENQUIRIES TO Telephone: 1300 554 474 Overseas: +61 1300 554 474 ABN 68 109 431 870 LODGEMENT OF A PROXY FORM HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. APPOINTMENT OF PROXY If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIR OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the items are connected directly or indirectly with the remuneration of KMP. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as they choose. If you mark more than one box on an item, your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001 (Cth)) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting the appropriate “Certificate of Appointment of Corporate Representative” must be received at support@cm.mpms.mufg.com prior to the Meeting in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.mpms.mufg.com/en/mufg-corporate-markets. This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given above by 9:00am (Melbourne time, AEDT) on Sunday, 8 November 2026, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting. Proxy Forms may be lodged using the reply paid envelope or:  ONLINE https://au.investorcentre.mpms.mufg.com Login to the Investor Centre website using the holding details as shown on this Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN). BY MOBILE DEVICE Our voting website is designed specifically for voting online. You can now lodge your vote by scanning the QR code adjacent or enter the voting link https://au.investorcentre.mpms.mufg.com into your mobile device. Log in using the Holder Identifier and postcode for your shareholding. To scan the code you will need a QR code reader application which can be downloaded for free on your mobile device. QR Code

NAME SURNAME
ADDRESS LINE 1
ADDRESS LINE 2
ADDRESS LINE 3
ADDRESS LINE 4
ADDRESS LINE 5
ADDRESS LINE 6

X99999999999

PROXY FORM

I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint:

STEP 1

APPOINT A PROXY

☐ the Chair of the Meeting *(mark box)*

OR if you are **NOT** appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate you are appointing as your proxy or failing the person or body corporate named, or if no person or body corporate is named, the Chair of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at **9:00am (Melbourne time, AEDT) on Tuesday, 10 November 2026** at **MinterEllison, Collins Arch, Level 20, 447 Collins Street, Melbourne Victoria 3000** (the **Meeting**) and at any postponement or adjournment of the Meeting.

Shareholders unable to attend may view the Meeting by webcast via the following website: **https://meetings.openbriefing.com/MSB26**, however, this does not provide for asking questions or voting.

Important for Items 2, 5(a), 5(b), 6, 7, 8(a), 8(b), 8(c), 8(d) and 8(e): If the Chair of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chair of the Meeting to exercise the proxy in respect of Items 2, 5(a), 5(b), 6, 7, 8(a), 8(b), 8(c), 8(d) and 8(e), even though the Items are connected directly or indirectly with the remuneration of a member of the Company's Key Management Personnel **(KMP)**.

The Chair of the Meeting intends to vote undirected proxies in favour of each Item of business other than Items 4 and 8(e), in respect of which the Chair intends to abstain from voting undirected proxies. If you appoint the Chair as your proxy and do not direct the Chair how to vote on Items 4 and 8(e), your votes on those Items will not be cast.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.
Please read the voting instructions overleaf before marking any boxes with an ☒

Items

Items		For	Against	Abstain*
2	Adoption of the Remuneration Report			
3	Re-election of Mr Philip Facchina as a Director			
4	Election of Mr Jon Voigtman as a Director**			
5(a)	Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Long-Term Incentive Remuneration for the 2026/2027 Financial Year			
5(b)	Approval of Proposed Issue of Options to Dr Silviu Itescu in Connection with his Short-Term Incentive Remuneration for the 2025/2026 Financial Year			
6	Approval of Proposed Issue of Options to Chief Medical Officer, Dr Eric Rose, in Connection with his Long-Term Incentive Remuneration for the 2026/2027 Financial Year			
7	Approval of the Mesoblast Limited Restricted Stock Unit Plan for the Purposes of Listing Rule 7.2 (Exception 13) and the definition of employee share buy-back			
8(a)	Approval of Proposed Issue of Restricted Stock Units to Mr Philip Facchina			
8(b)	Approval of Proposed Issue of Restricted Stock Units to Ms Lyn Cobley AM			
8(c)	Approval of Proposed Issue of Restricted Stock Units to Ms Jane Bell AM			
8(d)	Approval of Proposed Issue of Restricted Stock Units to Dr Gregory George			
8(e)	Approval of Proposed Issue of Restricted Stock Units to Mr Jon Voigtman**			
9	Approval of proposed issue of warrants to Dr Gregory George			

ⓘ * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a poll and your votes will not be counted in computing the required majority on a poll.

**The Chair intends to abstain from voting undirected proxies on Items 4 and 8(e). If you appoint the Chair as your proxy and you do not direct the Chair how to vote on these Items, your votes will not be cast. Please ensure you mark a voting direction for these Items if you wish your vote to be counted.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

MSB PRX2601N

mesoblast

ABN 68 109 431 870

LODGE YOUR QUESTIONS

ONLINE
https://au.investorcentre.mpms.mufg.com

BY MAIL
Mesoblast Limited
C/- MUFG Corporate Markets (AU) Limited
Locked Bag A14
Sydney South NSW 1235 Australia

BY FAX
+61 2 9287 0309

BY HAND
MUFG Corporate Markets (AU) Limited
Liberty Place, Level 41
161 Castlereagh Street, Sydney NSW 2000

ALL ENQUIRIES TO
Telephone: 1300 554 474 Overseas: +61 1300 554 474

X99999999999

Please use this form to submit any questions about Mesoblast Limited ("**Company**") that you would like us to respond to at the Company's 2026 Annual General Meeting. Your questions should relate to matters that are relevant to the business of the meeting, as outlined in the Notice of Meeting and Explanatory Memorandum which is available on the Company's website: https://mesoblast.com/agm2026. If your question is for the Company's auditor it should be relevant to the content of the auditor's report, or the conduct of the audit of the financial report.

This form must be received by the Company's share registrar, MUFG Corporate Markets (AU) Limited, by **5:00pm (Melbourne time, AEDT) on Tuesday, 3 November 2026.**

Questions will be collated. During the course of the Annual General Meeting, the Chair of the Meeting will endeavour to address as many of the more frequently raised shareholder topics as possible and, where appropriate, will give a representative of the Company's auditor the opportunity to answer written questions submitted to the auditor. However, there may not be sufficient time available at the meeting to address all topics raised. Please note that individual responses will not be sent to shareholders.

QUESTIONS

My question relates to *(please mark the most appropriate box)*

- ☐ Performance or financial reports
- ☐ Remuneration Report
- ☐ Environmental, Social and Governance Statement
- ☐ My question is for the auditor
- ☐ Future direction
- ☐ General suggestion
- ☐ Other

- ☐ Performance or financial reports
- ☐ Remuneration Report
- ☐ Environmental, Social and Governance Statement
- ☐ My question is for the auditor
- ☐ Future direction
- ☐ General suggestion
- ☐ Other

SAMPLE